<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
    September 2007
    Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 2,
2007.
                                                       Issued: October 31, 2007
 LOGO
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                             INCEPTION-
                                                                                                              TO-DATE
                1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004   2005  2006    2007     RETURN
FUND             %       %    %    %    %      %       %     %       %      %     %      %     %       %         %
------------------------------------------------------------------------------------------------------------------------
Charter
 Campbell....    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9   9.7    3.1   (11.8)    15.5
                                                                  (3 mos.)                          (9 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Aspect......   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6) (19.6) 10.5   (0.6)     72.8
              (10 mos.)                                                                             (9 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter
 Graham......    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3  (16.1)  4.6    10.3     114.6
                                            (10 mos.)                                               (9 mos.)
------------------------------------------------------------------------------------------------------------------------
Charter WCM..    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3) (0.6)  (2.4)   6.7       8.9
                                            (10 mos.)                                               (9 mos.)
------------------------------------------------------------------------------------------------------------------------

               COMPOUND
              ANNUALIZED
                RETURN
FUND              %
------------------------
Charter
 Campbell....    2.9
------------------------
Charter
 Aspect......    4.1
------------------------
Charter
 Graham......    9.3
------------------------
Charter WCM..    1.0
------------------------

DEMETER MANAGEMENT CORPORATION
522 Fifth Avenue, 13th Floor
New York, NY 10036
Telephone (212) 296-1999
Morgan Stanley Charter Series
Monthly Report
September 2007
Dear Limited Partner:
 The Net Asset Value per Unit for each of the four Morgan Stanley Charter Funds as of September 30, 2007 was as follows:

                                               % CHANGE
                       FUND             N.A.V. FOR MONTH
                       ---------------------------------
                       Charter Campbell $11.55   1.54%
                       ---------------------------------
                       Charter Aspect   $17.28   5.20%
                       ---------------------------------
                       Charter Graham   $21.46   4.02%
                       ---------------------------------
                       Charter WCM      $10.89   7.17%
                       ---------------------------------

 Detailed performance information for each Fund is located in the body of the financial report. (Note: all returns are net of all fees). For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
 The trading results by sector chart indicates the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which the Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by the Fund to each sector will vary over time within a predetermined range. Below the chart is a description of the factors that influenced trading gains and trading losses within the Fund during the previous month.
 Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13th Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.
 I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
 LOGO
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter Aspect L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter WCM L.P.
MORGAN STANLEY CHARTER CAMPBELL L.P.
                                     [CHART]
                Month ended September 30, 2007   YTD ended September 30, 2007
                ------------------------------   ----------------------------
Currencies                    1.97%                       -6.46%
Interest Rates               -0.32%                        0.11%
Stock Indices                 0.71%                       -0.38%
Energies                     -0.25%                       -1.43%
Metals                       -0.10%                       -0.76%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the currency and global stock index sectors. These gains were partially offset by losses incurred in the global interest rate, energy, and metals markets.
Within the currency sector, long positions in the Australian dollar, euro, British pound, New Zealand dollar, and Canadian dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar reversed lower against most of its major rivals following news that the U.S. Federal Reserve cut interest rates at its September 18 meeting, thereby making the U.S. currency less attractive to investors. Additionally, the value of the U.S. dollar moved lower amid growing sentiment that the U.S. Federal Reserve may cut borrowing costs a second time this year after a U.S. housing report showed new home sales were at their lowest level in seven years, and a government report showed core consumer prices last month had their smallest annual gain since February 2004.
MORGAN STANLEY CHARTER CAMPBELL L.P.
(continued)
Within the global stock index sector, long positions in U.S., European, and
Hong Kong equity index futures recorded gains as prices increased after the
U.S. Federal Reserve cut its benchmark lending rate by half a percentage point. In addition, European and U.S. stock index futures prices were pressured higher after corporate earnings reports topped analysts' estimates and amid optimism that lower interest rates may help revive merger and acquisition activity. Furthermore, Hong Kong stock index futures prices moved higher on hopes that the relaxation of government restrictions on investments will promote the growth of local equity markets.
Within the global interest rate sector, long positions in European fixed-income futures resulted in losses as prices reversed lower due to a rebound in global equity markets, which reduced demand for the relative "safety" of government debt. Prices further declined after the U.S. Federal Reserve's decision to cut benchmark interest rates triggered concerns of accelerating global inflation. Additional losses were incurred in the energy markets from short futures positions in crude oil and its related products as prices rose amid speculation that falling U.S. interest rates may boost fuel demand amid diminishing inventories. Additionally, prices moved higher following news that production facilities in the Gulf of Mexico were shut down because of a storm threat. Smaller losses were experienced in the metals markets from short futures positions in copper as prices reversed higher on expectations that global demand may be buoyed by China, the world's largest consumer.
MORGAN STANLEY CHARTER ASPECT L.P.
                                    [CHART]
               Month ended September 30, 2007   YTD ended September 30, 2007
               ------------------------------   ----------------------------
Currencies                 3.59%                          4.43%
Interest Rates            -0.84%                          0.99%
Stock Indices              0.50%                          0.00%
Energies                   1.54%                         -0.58%
Metals                    -0.56%                         -1.93%
Agriculturals              1.27%                          0.35%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the currency, energy, agricultural, and global stock index sectors. These gains were partially offset by losses incurred in the global interest rate and metals markets.
Within the currency sector, long positions in the euro, Canadian dollar, and Australian dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar reversed lower against most of its major rivals following news that the U.S. Federal Reserve cut interest rates at its September 18 meeting, thereby making the U.S. currency less attractive to investors. Additionally, the value of the U.S. dollar moved lower amid growing sentiment that the U.S. Federal Reserve may cut borrowing costs a second time this year after a U.S. housing report showed new home sales were at their lowest level in seven years, and a government report showed core consumer prices last month had their smallest annual gain since February 2004. Further gains were recorded from long positions in the Norwegian krone versus the U.S. dollar as the value of the Norwegian krone trended higher amid rising energy prices.
MORGAN STANLEY CHARTER ASPECT L.P.
(continued)
Within the energy markets, long futures positions in crude oil and its related products experienced gains as prices increased after hurricane activity in the Gulf of Mexico threatened production facilities and concerns developed that additional supplies from OPEC members may arrive too late for peak demand in the winter.
Additional gains were recorded in the agricultural markets from long futures positions in the soybean complex as prices increased on concern that hot, dry weather in the U.S. South and flooding in the U.S. Midwest may have damaged crops. Elsewhere in the agricultural sector, long positions in wheat futures resulted in gains as prices rose sharply to record highs amid persistently strong international demand and fears of a shortage in supply after unfavorable weather in key growing countries such as Ukraine and Australia. In addition, prices were pushed higher after news of a smaller than expected harvest in the United States.
Smaller gains were experienced within the global stock index sector from long positions in U.S. and Hong Kong equity index futures as prices reversed higher after the U.S. Federal Reserve cut its benchmark lending rate by half a percentage point. Furthermore, U.S. stock index futures prices were pressured higher after corporate earnings reports topped analysts' estimates and amid optimism that lower interest rates may help revive merger and acquisition activity.
Within the global interest rate sector, long positions in U.S., Japanese, and Australian fixed-income futures recorded losses as prices decreased following a rebound in global equity markets, which reduced demand for the relative
"safety" of government debt. Prices further declined after the U.S. Federal Reserve's decision to cut benchmark interest rates triggered concerns of accelerating global inflation.
Additional losses were incurred in the metals markets from short positions in aluminum futures as prices rose after a government survey showed that aluminum inventories fell 1.9%. Meanwhile, short futures positions in silver resulted in further losses as precious metals prices moved higher due to continued weakness in the value of the U.S. dollar.
MORGAN STANLEY CHARTER GRAHAM L.P.
                                    [CHART]
               Month ended September 30, 2007   YTD ended September 30, 2007
               ------------------------------   ----------------------------
Currencies               3.79%                             3.58%
Interest Rates          -0.58%                             9.36%
Stock Indices            0.51%                             1.69%
Energies                 0.40%                            -0.99%
Metals                   0.06%                            -1.16%
Agriculturals            0.14%                             0.17%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the currency, global stock index, energy, agricultural, and metals sectors. These gains were partially offset by losses incurred in the global interest rate sector.
Within the currency sector, long positions in the Turkish lira, euro, Brazilian real, and Australian dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar reversed lower against most of its major rivals following news that the U.S. Federal Reserve cut interest rates at its
September 18 meeting, thereby making the U.S. currency less attractive to investors. Additionally, the value of the U.S. dollar moved lower amid growing sentiment that the U.S. Federal Reserve may cut borrowing costs a second time this year after a U.S. housing report showed new home sales were at their lowest level in seven years, and a government report showed core consumer prices last month had their smallest annual gain since February 2004.
MORGAN STANLEY CHARTER GRAHAM L.P.
(continued)
Within the global stock index sector, long positions in European and Hong Kong equity index futures recorded gains as prices increased after the U.S. Federal Reserve cut its benchmark lending rate by half a percentage point. In addition, European stock index futures prices were forced higher after corporate earnings reports topped analysts' estimates and amid optimism that lower interest rates may help revive merger and acquisition activity. Furthermore, Hong Kong stock index futures prices moved higher on hopes that the relaxation of government restrictions on investments will promote the growth of local equity markets. Within the energy markets, long futures positions in crude oil and its related products experienced gains as prices rose after hurricane activity in the Gulf of Mexico threatened production facilities and concerns developed that additional supplies from OPEC members may arrive too late for peak demand in the winter.
Additional gains were recorded in the agricultural sector from long positions in wheat futures as prices rose sharply to record highs amid persistently strong international demand and fears of a shortage in supply after unfavorable weather in key growing countries such as Ukraine and Australia. In addition, prices were pushed higher after news of a smaller than expected harvest in the United States. Meanwhile, long futures positions in the soybean complex resulted in gains as prices moved higher on concern that hot, dry weather in the U.S. South and flooding in the U.S. Midwest may have damaged crops.
Smaller gains were experienced in the metals markets from long positions in gold futures as prices increased due to persistent weakness in the value of the U.S. dollar.
Within the global interest rate sector, long positions in U.S., European, and Japanese fixed-income futures incurred losses as prices decreased following a rebound in global equity markets, which reduced demand for the relative
"safety" of government debt. In addition, prices declined after the U.S.
Federal Reserve's decision to cut benchmark interest rates triggered concerns of accelerating global inflation.
MORGAN STANLEY CHARTER WCM L.P.
                                    [CHART]
                Month ended September 30, 2007  YTD ended September 30, 2007
                ------------------------------  ----------------------------
Currencies                 3.36%                           4.25%
Interest Rates            -0.12%                           1.08%
Stock Indices              0.23%                           1.87%
Energies                   1.39%                           0.87%
Metals                     0.37%                          -0.42%
Agriculturals              2.22%                           2.47%
Note:Reflects trading results only and does not include fees or interest income. During the month, the Fund experienced gains across the currency, agricultural, energy, metals, and global stock index sectors. These gains were partially offset by losses incurred in the global interest rate sector.
Within the currency sector, long positions in the euro, Canadian dollar, and Australian dollar versus the U.S. dollar resulted in gains as the value of the U.S. dollar reversed lower against most of its major rivals following news that the U.S. Federal Reserve cut interest rates at its September 18 meeting, thereby making the U.S. currency less attractive to investors. Additionally, the value of the U.S. dollar moved lower amid growing sentiment that the U.S. Federal Reserve may cut borrowing costs a second time this year after a U.S. housing report showed new home sales were at their lowest level in seven years, and a government report showed core consumer prices last month had their smallest annual gain since February 2004.
MORGAN STANLEY CHARTER WCM L.P.
(continued)
Within the agricultural markets, long positions in wheat futures experienced gains as prices rose sharply to record highs amid persistently strong international demand and fears of a shortage in supply after unfavorable weather in key growing countries such as Ukraine and Australia. In addition, prices were pushed higher after news of a smaller than expected harvest in the United States. Meanwhile, long futures positions in the soybean complex resulted in gains as prices moved higher on concern that hot, dry weather in the U.S. South and flooding in the U.S. Midwest may have damaged crops.
Within the energy markets, long futures positions in crude oil and its related products recorded gains as prices rose after hurricane activity in the Gulf of Mexico threatened production facilities and concerns developed that additional supplies from OPEC members may arrive too late for peak demand in the winter. Additional gains were experienced in the metals markets from long positions in gold futures as prices increased due to technically-based buying and persistent weakness in the value of the U.S. dollar.
Smaller gains were experienced within the global stock index sector from long positions in U.S. and Hong Kong equity index futures as prices reversed higher after the U.S. Federal Reserve cut its benchmark lending rate by half a percentage point. In addition, U.S. stock index futures prices were pressured higher after corporate earnings reports topped analysts' estimates and amid optimism that lower interest rates may help revive possible merger and acquisition activity. Furthermore, Hong Kong stock index futures prices moved higher on hopes that the relaxation of government restrictions on investments will promote the growth of local equity markets.
Within the global interest rate sector, long positions in European, Australian, and Japanese fixed-income futures incurred losses as prices decreased following a rebound in global equity markets, which reduced demand for the relative "safety" of government debt. In addition, prices declined after the U.S.
Federal Reserve's decision to cut benchmark interest rates triggered concerns of accelerating global inflation.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED SEPTEMBER 30, 2007 (UNAUDITED)

                                        MORGAN STANLEY                MORGAN STANLEY                MORGAN STANLEY
                                    CHARTER CAMPBELL L.P.          CHARTER ASPECT L.P.           CHARTER GRAHAM L.P.
                                -----------------------------  ---------------------------  -----------------------------
                                               PERCENTAGE OF                PERCENTAGE OF                  PERCENTAGE OF
                                             SEPTEMBER 1, 2007            SEPTEMBER 1, 2007              SEPTEMBER 1, 2007
                                                 BEGINNING                    BEGINNING                      BEGINNING
                                   AMOUNT     NET ASSET VALUE    AMOUNT    NET ASSET VALUE     AMOUNT     NET ASSET VALUE
                                -----------  ----------------- ---------  ----------------- -----------  -----------------
                                     $               %             $              %              $               %
INVESTMENT INCOME
  Interest income (Note 2)        1,022,547          .33         395,023         .33          1,353,929          .33
                                -----------        -----       ---------        ----        -----------        -----
EXPENSES
  Brokerage fees (Note 2)         1,564,465          .50         607,722         .50          2,070,276          .50
  Management fees (Note 2 & 3)      690,971          .22         202,575         .17            690,091          .17
                                -----------        -----       ---------        ----        -----------        -----
   Total Expenses                 2,255,436          .72         810,297         .67          2,760,367          .67
                                -----------        -----       ---------        ----        -----------        -----
NET INVESTMENT LOSS              (1,232,889)        (.39)       (415,274)       (.34)        (1,406,438)        (.34)
                                -----------        -----       ---------        ----        -----------        -----
TRADING RESULTS
Trading profit (loss):
  Realized                      (16,312,016)       (5.21)      1,747,273        1.44        (15,142,440)       (3.66)
  Net change in unrealized       22,351,560         7.14       4,986,659        4.10         33,189,927         8.02
                                -----------        -----       ---------        ----        -----------        -----
   Total Trading Results          6,039,544         1.93       6,733,932        5.54         18,047,487         4.36
                                -----------        -----       ---------        ----        -----------        -----
NET INCOME                        4,806,655         1.54       6,318,658        5.20         16,641,049         4.02
                                ===========        =====       =========        ====        ===========        =====

                                       MORGAN STANLEY
                                      CHARTER WCM L.P.
                                ---------------------------
                                             PERCENTAGE OF
                                           SEPTEMBER 1, 2007
                                               BEGINNING
                                  AMOUNT    NET ASSET VALUE
                                ---------  -----------------
                                    $              %
INVESTMENT INCOME
  Interest income (Note 2)        230,772         .33
                                ---------        ----
EXPENSES
  Brokerage fees (Note 2)         345,234         .50
  Management fees (Note 2 & 3)    115,079         .17
                                ---------        ----
   Total Expenses                 460,313         .67
                                ---------        ----
NET INVESTMENT LOSS              (229,541)       (.34)
                                ---------        ----
TRADING RESULTS
Trading profit (loss):
  Realized                        861,151        1.25
  Net change in unrealized      4,320,008        6.26
                                ---------        ----
   Total Trading Results        5,181,159        7.51
                                ---------        ----
NET INCOME                      4,951,618        7.17
                                =========        ====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED SEPTEMBER 30, 2007 (UNAUDITED)

                               MORGAN STANLEY                        MORGAN STANLEY                       MORGAN STANLEY
                            CHARTER CAMPBELL L.P.                 CHARTER ASPECT L.P.                   CHARTER GRAHAM L.P.
                    ------------------------------------- ------------------------------------ ----------------------------
                         UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                    --------------  -----------  -------- -------------  -----------  -------- --------------  -----------
                                         $          $                         $          $                          $
Net Asset Value,
 September 1, 2007  27,496,509.689  312,892,941   11.38   7,399,620.145  121,544,469   16.43   20,070,628.151  414,055,150
Net Income                --          4,806,655     .17         --         6,318,658     .85         --         16,641,049
Redemptions           (572,505.189)  (6,612,435)  11.55     (94,066.748)  (1,625,473)  17.28     (253,650.382)  (5,443,337)
Subscriptions             --             --        --        62,784.484    1,084,916   17.28      139,512.003    2,993,928
                    --------------  -----------           -------------  -----------           --------------  -----------
Net Asset Value,
 September 30, 2007 26,924,004.500  311,087,161   11.55   7,368,337.881  127,322,570   17.28   19,956,489.772  428,246,790
                    ==============  ===========           =============  ===========           ==============  ===========

                                       MORGAN STANLEY
                                      CHARTER WCM L.P.
                    --------------------------------------------
                    PER UNIT     UNITS        AMOUNT    PER UNIT
                    -------- -------------  ----------  --------
                       $                        $          $
Net Asset Value,
 September 1, 2007   20.63   6,794,365.495  69,046,771   10.16
Net Income             .83         --        4,951,618     .73
Redemptions          21.46    (128,712.115) (1,401,675)  10.89
Subscriptions        21.46      92,461.785   1,006,909   10.89
                             -------------  ----------
Net Asset Value,
 September 30, 2007  21.46   6,758,115.165  73,603,623   10.89
                             =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter Aspect L.P. ("Charter Aspect"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter WCM L.P. ("Charter WCM") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity brokers are Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIP"). MS&Co. acts as the counterparty on all trading of foreign currency forward contracts. For Charter Campbell, Morgan Stanley Capital Group Inc. ("MSCG") acts as the counterparty on all trading of options on foreign currency forward contracts. Demeter, MS&Co., MSIP, and MSCG are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. credits each Partnership with interest income on 100% of its average daily funds held at MS&Co. and MSIP to meet margin requirements at a rate approximately equivalent to what the commodity brokers pay other similar customers on margin deposits. In addition, MS&Co. credits at each month end each Partnership with interest income on 100% of such Partnership's assets not deposited as margin at a rate equal to the monthly average of the 4-week U.S. Treasury bill discount rate during the month. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
  The Partnerships' functional currency is the U.S. dollar; however, they transact business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the Statements of Changes in Net Asset Value. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6% of the Partnership's Net Assets as of the first day of each month (a 6% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
OPERATING EXPENSES. The Partnerships incur monthly management fees and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by MS&Co. through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership, except Charter Campbell, are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. MS&Co. pays all such costs.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six months after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by Demeter no later than 3:00 p.m., New York City time, on the last day of the month in which the redemption is to be effective. Redemptions must be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to MS&Co.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in each Partnership except Charter Campbell, and at the end of each month thereafter, limited partners may exchange their Units among Charter Aspect, Charter
Graham, and Charter WCM (subject to certain restrictions outlined in the
Limited Partnership Agreements) without paying additional charges. DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISSOLUTION OF THE PARTNERSHIPS. Charter Aspect will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter WCM will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to MS&Co. as described in Note 1. Each Partnership's cash is on deposit with MS&Co. and MSIP in futures interests trading accounts to meet margin requirements as needed. MS&Co. pays interest on these funds as described in Note 1.
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3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter Aspect L.P.
  Aspect Capital Limited ("Aspect")
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter WCM L.P.
  Winton Capital Management Limited ("Winton")
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter Aspect, Charter Graham, and Charter WCM each pays its trading advisor a flat-rate monthly fee equal to 1/6 of 1% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits paid on a monthly basis.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
  Charter Aspect and Charter WCM pays incentive fees to Aspect and Winton, respectively, based upon the performance of each trading advisor beginning December 1, 2006 without regard to any losses incurred by the prior trading advisor(s).
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.
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